ACN 009 235 634

Level 9, 28 The Esplanade
Perth    Western Australia    6000
PO Box  5643 St George’s Terrace
Perth    Western Australia     6831
Telephone: (61-8) 9226 4788
Facsimile:  (61-8) 9226 4799
Email: info@cityviewcorp.com
Web:   www.cityviewcorp.com

DATE:	January 13, 2009

TO:	Tracie Towner
United States Securities and Exchange Commission
Division of Corporation Finance
(Tel) 202-551-3744
(Fax) 202-772-29369

RE:	CityView Corporation Limited’s Form 20-F for Fiscal YearEnded December 31, 2007

Number of pages including cover sheet:  3

Dear Tracie,

Please see attached, a Company response to SEC letter dated December 18, 2008 in relation to CityView Corporation limited’s Form 20-F for Fiscal Year Ended December 31, 2007.

We have also lodged for filing on EDGAR, a revised 2007, Form 20-F with the appropriate amendments.

The Company in the process of finalizing its 2008 Annual Report and the audit of this report is due to commence shortly, when completed the Company will lodge its Form 20-F for Fiscal Year End 2008.

Any correspondence may be addressed to myself, Paul Williams by email to paulw@cityviewcorp.com or by (Tel) 61-8-9226 4788 or (Fax) 61-8-9226 4799

Regards

Paul Williams
Company Secretary

ACN 009 235 634

Level 9, 28 The Esplanade
Perth    Western Australia    6000
PO Box  5643 St George’s Terrace
Perth    Western Australia     6831
Telephone: (61-8) 9226 4788
Facsimile:  (61-8) 9226 4799
Email: info@cityviewcorp.com
Web:   www.cityviewcorp.com

Risk Factors

1.	The Company considered that it had disclosed sufficient detail with regards to risk factors under item 4.B and item 5 in its Form 20-F for fiscal year end December 31, 2007.
In response and to satisfy this SEC query, the Company has amended item 4.B to include greater detail with regards to risk factors.

Controls and Procedures

2.	Noted and amended.

3.
The Company has evaluated and tested the effectiveness, without qualification, of its internal controls over financial reporting of its wholly owned subsidiaries and has amended its filing accordingly at item 15 on pages 25 and 26 of the Form 20-F for fiscal year end December 31, 2007.

The Company has amended note 1.B in its Annual Report on page 40 of Form 20-F disclosing that it has not evaluated or tested the internal controls of the entities accounted for via proportionate consolidation.

Audit Opinion

4.
The Company has noted the instruction to Item 8.A.3 of the Form 20-F as advised by the SEC, with regards to contacting the Office of Chief Accountant in the Division of Corporate Finance in advance of filing the document when an audit qualification exists.

Unfortunately this instruction was overlooked by the Company and its auditors.
The particular issue from the 2007 financial accounts giving rise to the qualification has been rectified in the 2008 financial accounts.
The Company’s December 31, 2008 Annual Report is about to be audited and we do not expect any qualification in this years audit.

Statement of Significant Accounting Policies

5.	We have amended note 1.B under Statement of Significant Accounting Policies on page 40 accordingly. Note 23 on page 55 highlights the ownership interests of CityView and its subsidiaries.

Exhibits

6.
The Company has reviewed the exhibit instruction 12 of item 19 of Form 20-F and believe that the format and wording of the certifications lodged in its year end December 31, 2007 Form 20-F are correct and comply.